TAYSHA GENE THERAPIES, INC.

3000 Pegasus Park Drive

Suite 1430

Dallas, Texas 75247

December 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	Taysha Gene Therapies, Inc.

Registration Statement on Form S-3 (File No. 333-283801)

Request for Acceleration of Effective Date

Mr. Gorsky:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-283801) (the “Registration Statement”) to become effective on December 20, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Madison A. Jones and Paul Alexander of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Madison A. Jones of Cooley LLP, counsel to the Registrant, at (202) 728-7087 or madison.jones@cooley.com, or in her absence, Paul Alexander, at (202) 776-2118 or palexander@cooley.com.

[Signature page follows]

Very truly yours,

Taysha Gene Therapies, Inc.

By:	/s/ Kamran Alam
Kamran Alam
Chief Financial Officer

cc:	Sean P. Nolan, Taysha Gene Therapies, Inc.

Divakar Gupta, Cooley LLP

Madison A. Jones, Cooley LLP

Paul Alexander, Cooley LLP

Signature Page to Company Acceleration Request – S-3